    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1997
                                                 REGISTRATION STATEMENT NO. 333-

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               _________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               _________________

                           USFREIGHTWAYS CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                                          36-3790696
  (State or other jurisdiction                             (I.R.S. Employer
of incorporation or organization)                         Identification No.)

     9700 HIGGINS ROAD, SUITE 570, ROSEMONT, ILLINOIS 60018 (847) 696-0200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               _________________

                             JOHN CAMPBELL CARRUTH
                           USFREIGHTWAYS CORPORATION
                          9700 HIGGINS ROAD, SUITE 570
                           ROSEMONT, ILLINOIS  60018
                                 (847) 696-0200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               _________________

                                Copies to:

    WILLIAM N. WEAVER, JR.                          ROBERT F. WALL
       MISTY S. GRUBER                          R. CABELL MORRIS, JR.
   SACHNOFF & WEAVER, LTD.                         WINSTON & STRAWN
30 S. WACKER DRIVE, 29TH FLOOR              35 W. WACKER DRIVE, SUITE 4200
CHICAGO, ILLINOIS  60606-7484                  CHICAGO, ILLINOIS  60601
 TELEPHONE NO. (312) 207-1000                TELEPHONE NO. (312) 558-5600

                               _________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                               _________________

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                                    CALCULATION OF REGISTRATION FEE
=========================================================================================================
TITLE OF EACH CLASS OF                        PROPOSED       PROPOSED MAXIMUM
      SECURITIES          AMOUNT TO BE    MAXIMUM OFFERING   AGGREGATE OFFERING             AMOUNT OF
   TO BE REGISTERED      REGISTERED (1)   PRICE PER UNIT(2)      PRICE (2)             REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
Common Stock, par
value $.01 per share    3,105,000 shares     $27.125           $84,223,125                $28,074
=========================================================================================================

(1)  Includes 405,000 shares to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (g).


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 13, 1997

                                2,700,000 SHARES

[LOGO]                     USFREIGHTWAYS CORPORATION

                                  COMMON STOCK
                                ($.01 PAR VALUE)
                               _________________


     This Prospectus covers 2,700,000 shares of common stock, par value $.01 per share (the "Common Stock") of USFreightways Corporation (the "Company").

     The Common Stock is traded on the Nasdaq National Market under the symbol "USFC." On January 10, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $27 1/4 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE ___ FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



==================================================================
                             Price                  Proceeds
                               to    Underwriting      to
                             Public  Discount (1)  Company(2)
------------------------------------------------------------------
Per Share..................   $       $             $
------------------------------------------------------------------
Total(3) ..................   $       $             $
==================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $__________.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $_______, $_______, and $_______, respectively. See "Underwriting."

     The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of share certificates will be made at the offices of Merrill Lynch & Co., New York, New York on or about __________, 1997.



         MERRILL LYNCH & CO.                   SCHRODER WERTHEIM & CO.


                 The date of this Prospectus is ________, 1997.

-   INSIDE COVER










                            [Map of Regional Areas]

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") with respect to the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Commission.
Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is subject to the electronic filing requirements of the Commission. Accordingly, pursuant to the rules and regulations of the Commission, certain documents, including annual and quarterly reports and proxy statements, filed by the Company with the Commission have been or will be filed electronically. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market under the symbol USFC, and such reports, proxy statements and other information can also be inspected at the offices of the Nasdaq National Market, Reports Section, 1735 Street, N.W., Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act.

                     INFORMATION INCORPORATED BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 30, 1996, June 29, 1996 and September 28, 1996, the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A declared effective February 12, 1992, and the Company's Current Report on Form 8-K dated as of January 7, 1997, each of which has been filed with the Commission, are incorporated by reference in this Prospectus.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus, excluding exhibits. Such requests should be directed to USFreightways Corporation, 9700 Higgins Road, Suite 570, Rosemont, Illinois 60018, Attention: Senior Vice President, Finance. Telephone: (847) 696-0200.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information (including the consolidated financial statements and the notes thereto) included elsewhere in this Prospectus and incorporated by reference herein. Potential investors should carefully consider the factors set forth in the section entitled "Risk Factors" and are urged to read this Prospectus in its entirety. Unless otherwise indicated, all information contained in this Prospectus assumes (i) an offering price of $________ per share and (ii) no exercise of the Underwriters' over-allotment option. See "Underwriting."


                                  THE COMPANY

OVERVIEW

     USFreightways Corporation (the "Company") is a leader in the regional less than truckload ("LTL") general transportation business. The Company owns a group of five regional, general commodities motor carriers, which focuses on overnight and second-day freight delivery and provides service throughout the continental United States, Hawaii, Alaska, and to certain points in Canada. Over 70% of the Company's regional shipments are delivered within one day and over 95% within two days. The Company's logistics subsidiaries provide specialized and dedicated services in management and distribution. For the fiscal year ended December 30, 1995, the Company generated $1.14 billion of consolidated operating revenue and $67.5 million of income from operations. During the four year period ended December 30, 1995, operating revenue and income from operations grew at a compound annual rate of 15.2% and 25.3%, respectively. Management believes that its growth to date and prospects reflect a strategy that capitalizes on evolving trends in the transportation industry.

     Typically, LTL carriers transport freight along scheduled routes from multiple shippers to multiple consignees utilizing a network of terminals, together with fleets of line-haul and pick-up and delivery tractors and trailers. Freight is picked up from customers by local drivers and consolidated for shipment. The freight is then loaded into intercity trailers and transferred by line-haul drivers to the terminal servicing the delivery area. There, the freight is transferred to local trailers and delivered to its destination by local drivers. At December 28, 1996, the Company maintained 239 terminals. During the year ended December 28, 1996, the Company transported
10.2 million shipments through the use of approximately 18,500 pieces of revenue equipment. With these capital assets, management believes the Company is able to effectively compete in the $19 billion LTL market, as estimated by Cass Information Systems.

     LTL operators are generally categorized as regional, interregional or long-haul carriers, depending on the distance freight travels from pick-up to final delivery. Regional carriers usually have average lengths of haul of 500 miles or less and tend to provide either overnight or second-day service. Regional LTL carriers usually are able to load freight for direct transport to a destination terminal, thereby avoiding the costly and time-consuming use of breakbulk terminals (where freight is rehandled and reloaded to its ultimate destination). In contrast, long-haul LTL carriers (average lengths of haul in excess of 1,000 miles) operate networks of breakbulk and satellite terminals (hub and spoke systems) and rely heavily on interim handling of freight. Interregional carriers (500 to 1,000 miles per average haul) also rely on breakbulk terminals but to a lesser degree than long-haul carriers.

     Management believes that the regional LTL segment is the most attractive segment of the LTL trucking industry both because customer distribution strategies have shifted over time thereby increasing demand, and regional carriers tend to be more cost competitive for this type of freight. Whereas in the past shippers would send multiple shipments to multiple ultimate consignees throughout the country via long-haul LTL carriers, they are increasingly sending large quantities to a few distribution centers by truckload carriers and then shipping to the ultimate consignees via regional LTL carriers. Also, freight in general is moving over shorter distances. Approximately 70% of all general freight today is shipped 500 miles or less. Furthermore, management believes the regional LTL market has attractive growth prospects, as significant barriers to entry exist, thereby reducing competition from new entrants due to (i) the substantial capital requirements for terminals and revenue equipment, and (ii) the need for a large, well-coordinated and skilled work force.

     The Company is one of the largest regional LTL operators, having developed a network of regional carriers throughout the United States, while retaining and enhancing overall profitability. Management remains firmly committed to increasing operating profitability and enhancing shareholder value. The table below details the operating performance of the Company's regional carriers and logistics operations.



                         Revenue and Operating Ratios
                       Unaudited (Dollars in Thousands)


                                    Operating Revenue     Operating Ratio(a)    Operating Revenue     Operating Ratio(a)
                                   --------------------  --------------------  --------------------  --------------------
                                               Three Months Ended                          Nine Months Ended
                                   ------------------------------------------  ------------------------------------------
                                   09/30/95   09/28/96   09/30/95   09/28/96   09/30/95   09/28/96   09/30/85   09/28/96
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating Company (Region)
--------------------------
Holland (Midwest)                   $131,280   $153,725      91.9%      90.6%   $397,250   $440,800      91.4%      91.4%
Red Star (Northeast)                  50,778     48,571      102.2      101.6    149,580    147,961      100.0      102.8
Reddaway (West Coast,
Northwest)                            43,395     46,383       90.6       92.2    121,666    132,506       92.6       94.6
Bestway (Southwest)                   27,184     28,416       90.9       88.9     80,297     84,321       90.3       89.4
Dugan (Plains, South) (b)             19,304     38,543       93.6       96.1     57,099    111,755       92.5       97.8
Logistics Operations                  16,798     22,969       94.8       94.7     46,852     62,073       95.4       97.3
Other                                  1,225      4,596                            3,336      9,581
                                   ---------  ---------                        ---------  ---------
Total Operating Revenue             $289,964   $343,203                         $856,080   $988,997
                                   =========  =========                        =========  =========
Income from Operations               $17,326    $22,528                          $53,225    $50,171
                                   =========  =========                        =========  =========

(a)  Operating ratio is operating expenses as a percentage of operating revenue.
(b) Includes revenues resulting from the acquisition of the general commodities business of Transus, Inc., effective as of January 1, 1996.

     The Company believes that the increase in the demand for regional LTL transportation services is a result of two market phenomena: (i) an increase in shippers' desire to reduce costs in their supply chain; and (ii) an increase in customers' material and inventory turnover. Shippers are increasingly using regional distribution centers, consolidating or eliminating warehouses and adopting other just-in-time or quick response distribution practices ("JIT/QR"). Industry sources estimate that the percentage of goods moved in the United States using JIT/QR as a percentage of the total is expected to be approximately 35% in 1997, a three-fold increase from the 13% of goods moved using such practices in 1990. The Company has addressed these changes in the patterns of distribution by forming two operating entities, Comet Transport and Logix, to respond to customers' evolving transportation needs. Comet Transport, an interregional truckload carrier, ships freight between the Company's regions and provides third party for-hire shipments. Logix, the Company's contract logistics subsidiary, enables the Company to offer its customers a single source for logistic management and dedicated carriage.

STRATEGY

     Management's long-term operating and financial objectives include being the leading regional LTL carrier, recognized for its premier service, and enhancing its profitability. While significant accomplishments have been achieved since the Company was established, management believes the Company is well positioned to further these objectives. As a result, management has developed a growth strategy based on evolving customer and industry trends.

     Management believes these trends include:

     * An increasing emphasis by shippers toward limiting the number of individual carriers they use to provide transportation services. The effect of this "core carrier" focus is to increase the customer's leverage with and, at the same time, dependence on certain specific suppliers of transportation services;

     * Enhancing the quality and scope of the transportation services. This trend relates to not only traditional qualitative service benchmarks such as on-time service and claims-free delivery of goods, but also to increasing the information/technology associated with issues such as inventory management, billing and logistics;

     * Continued strong competition in the marketplace thereby elevating the importance of maintaining both a strong financial position and a unit cost advantage over other LTL providers; and

     * Further consolidation within the trucking industry as well as the possible convergence among suppliers of various modes of transportation services. Over the past several years, numerous mergers, acquisitions and joint ventures have been formed within the trucking arena. Management believes long-term benefits will accrue to the larger operators that successfully integrate companies that possess diverse operational, cultural and financial characteristics.

     The trends highlighted above have been and continue to be evolving in the trucking industry. Several years ago management embarked on a strategy to capitalize on these trends. Management believes the Company is well positioned to further exploit these opportunities. The Company's strategy, as described below, illustrates its historical success and future plans in pursuing its long-term financial and strategic objectives.

     (i) Continue Geographic Expansion. After expanding operations to all 50 states in 1994, the Company began focusing on increasing the density of coverage of its regional trucking companies, especially at USF Holland, its largest operating subsidiary, with approximately 46% of the Company's consolidated revenue in 1995. During 1995, the Company's regional LTL companies increased the number of terminals by 20 over a dozen states across the country.

            During 1996, the Company increased its number of terminals by seven, and began providing direct service into Ontario and Quebec, Canada, as well as container service to Guam and the Caribbean. Early in 1996, the Company dramatically increased density in the Southeast by acquiring the general commodities business of Transus, Inc. and merged this operation into USF

            Dugan. In February 1996, the Company merged two of the most dominant carriers in their respective territories, United (covering the Northwest and Rocky Mountain states) and USF Reddaway (covering the West Coast). Management believes this consolidation has enhanced productivity and customer service capabilities of the newly consolidated USF Reddaway entity, which now has 55 terminals.

     (ii) Broaden Service Offerings. The Company also has expanded into new business activities through internal growth and acquisitions. Three examples include logistics, interregional LTL carriage and distribution. Logix, the Company's newly renamed contract logistics business, provides complete supply chain management services, from supplying raw materials to delivering products to customers. Logix provides integrated logistics solutions throughout the logistics pipeline, including dedicated carriage, contract warehousing, inventory management, customer service, order fulfillment, and freight management. Through client server platforms, Logix's systems utilize communication links with satellites and computers to manage transportation, dispatch and operations. In the initial design of a customer's logistics needs, Logix uses decision support software to provide solutions in such areas as transportation optimization, routing carrier selection, load planning and order optimization. In July, 1996, Logix acquired the Interamerican Group, a third party logistics provider primarily in the contract warehousing business, whose customers include Proctor & Gamble, Kimberly-Clark, Microsoft, Xerox, Alberto-Culver, and Becton Dickinson.

            In 1995, the Company broadened its service capabilities with the launch of Comet Transport, a premium, long-haul, expedited truckload carrier. Management believes Comet Transport's operations complement its regional LTL carriers by providing expedited service on interregional freight, improve its ability to meet demanding delivery schedules and make the Company more valuable to its customers, since the Company now offers integrated long-haul truckload and regional LTL service.

            Thirdly, the Company is positioning its USF Distribution Services business to meet new demands. The business collects and ships components to manufacturers and receives, sorts and moves merchandise from suppliers to retail stores. In 1996, USF Distribution opened a fully automated freight handling facility near Chicago. This facility integrates state-of-the-art bar-code scanning, automated sortation, full case order picking, and labeling systems to provide the customer speed, accuracy, and flexibility in getting product to the market.

     (iii) Develop Value-Added Technology. In an effort to continue to be a leader in service quality, the Company has made significant investments in value-added technology. Value-added is that which differentiates the Company's products by reducing costs to both the Company and its customers. The Company's strategy has been to invest in technology where a reasonable return can be achieved. The Company is continuing to upgrade its computer systems through implementation of a common operating platform and communications infrastructure across all operating companies. The Company now utilizes imaging systems that provide instant access to shipping and other customer related documents that can be retrieved and directly faxed in response to customer inquiries. Management believes its ability to integrate and leverage information technology will continue to be a significant factor in differentiating the Company from its competitors and that its ability to capture, consolidate and provide access to timely and accurate data will be as important to the Company's success as its ability to move freight. Management believes yields are enhanced through its investment in technology.

     (iv) Remain a Low-Cost Provider. As competition in the LTL industry remains fierce, management has executed an operating strategy of maintaining a low-cost structure to enhance profitability. In the first nine months of 1996, regional operating ratios ranged from a low of 89.4% (USF Bestway) to a high of 102.8% (USF Red Star). Excluding USF Red Star's operations, all regions produced positive operating margins. Management's success is best evidenced by the profitability of its largest operation, USF Holland. USF Holland generated 45% of total operating revenue in the first nine months of 1996 with an operating ratio of 91.4%. This success is due in part to USF Holland's strong brand recognition in the LTL marketplace and its reputation for premier service quality.

            The Company has been disappointed by USF Red Star's high operating ratio. To restore profitability, management undertook a restructuring of its USF Red Star subsidiary that included closing terminals, implementing strict cost controls and increasing yields per shipment. The Company anticipates that USF Red Star will report a small operating profit for the fourth quarter of 1996.

     (v) Seek Opportunistic Acquisitions. The fragmentation that has historically characterized the trucking industry positions it for further consolidation, and management has implemented a strategy to capitalize on this trend. The recent acquisitions of Transus, Inc. and Interamerican Group are examples of the implementation of this strategy. Given the complexity associated with integrating operations, fleets and cultures into the Company, the Company has been very selective when evaluating opportunities. Management seeks acquisitions which enhance the Company's brand, expand its service base, afford a favorable return on capital and complement existing operations. Moreover, as customer demand shifts, the Company may determine to expand beyond its core LTL truck haulage services to other modes of transportation.

     (vi) Maintain Financial Flexibility. Management's strategy is to maintain financial flexibility through a strong balance sheet and access to the public capital markets. This flexibility allows the Company to be opportunistic in making selective acquisitions, purchasing equipment, investing in facilities or expanding its business.

     As of December 30, 1995, the Company had approximately 13,000 employees, of which 58% were members of unions. Approximately 88% of these union workers were employed by USF Holland and USF Red Star and belonged to the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America. Management believes relationships with its employees are good. The Company's executive offices are located at 9700 Higgins Road, Suite 570, Rosemont, Illinois 60018. The Company's telephone number is (847) 696-0200.

            SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION




                                                             FISCAL YEAR ENDED
                                      ------------------------------------------------------------
                                          52 WEEKS   53 WEEKS   52 WEEKS    52 WEEKS    52 WEEKS
                                          DEC. 28     JAN. 2     JAN. 1     DEC. 31     DEC. 30
                                            1991       1993       1994        1994        1995
                                            ----       ----       ----        ----        ----
                                  (In thousands of dollars, except per share and operating statistics)
STATEMENT OF OPERATIONS DATA:

    Operating Revenue                     $649,775   $774,678   $898,920  $1,016,464  $1,144,458
    Income from operations                  27,365     39,501     61,222      69,666      67,543
    Interest expense, net                      (31)    (1,632)    (7,391)     (8,417)     (8,177)
    Other non-operating expense               (210)    (1,067)    (1,683)     (2,011)       (878)
                                          --------   --------   --------  ----------  ----------
    Net income from continuing
     operations before income taxes         27,124     36,802     52,148      59,238      58,488

    Net income from continuing
     operations                             14,814     20,804     28,545      33,356      33,338

    Net income                              14,872      6,902     27,348      32,065      33,338

    Net income per share from
     continuing operations                   $0.59      $0.78      $1.25       $1.51       $1.51

    Net income per share                     $0.59      $0.26      $1.20       $1.45       $1.51
    Average shares outstanding              25,200     26,882     22,853      22,142      22,123

OPERATING STATISTICS:

    Total tons (000)                         4,487      5,184      5,977       6,210       6,835
    Total shipments (000)                    7,015      7,934      8,762       9,045      10,187
    Revenue equipment                       11,087     12,877     14,479      16,171      18,481
    Employees                                8,811      9,721     11,089      12,184      13,187

                                        NINE MONTHS ENDED
                                       -------------------

                                       SEPT. 30   SEPT. 28
                                         1995       1996
                                         ----       ----
                (In thousands of dollars, except per share and operating statistics)
STATEMENT OF OPERATIONS DATA:

    Operating Revenue                   $856,080   $988,997
    Income from operations                53,225     50,171
    Interest expense, net                 (5,948)    (8,584)
    Other non-operating expense             (537)      (516)
                                        --------   --------
    Net income from continuing
     operations before income taxes       46,740     41,071

    Net income from continuing
     operations                           26,642     23,510

    Net income                            26,642     23,510

    Net income per share from
     continuing operations                 $1.20      $1.05

    Net income per share                   $1.20      $1.05
    Average shares outstanding            22,144     22,312

OPERATING STATISTICS:

    Total tons (000)                       5,052      5,761
    Total shipments (000)                  7,476      8,639
    Revenue equipment                     17,437     21,609
    Employees                             13,387     15,393

                                                                                              SEPTEMBER 28, 1996
                                                                                    -------------------------------------------
                                                                                    Actual                          As Adjusted
                                                                                    ------                          -----------
BALANCE SHEET DATA:
Working Capital                                                                    $57,394
Total assets                                                                       698,359
Long-term obligations, excluding current portion                                   189,111
Stockholders' equity                                                               262,362

                                  RISK FACTORS

     An investment in the Company's Common Stock involves a degree of risk. In determining whether to make an investment in the Common Stock, potential investors should consider carefully all of the information set forth and incorporated into this Prospectus and, in particular, the following factors.

GENERAL ECONOMIC AND BUSINESS FACTORS

     The Company's business is dependent upon a number of factors that may have a material adverse effect on its results of operations, many of which are beyond the Company's control. These factors include excess capacity in the trucking industry, work stoppages by those Company employees who are members of unions, significant increases or rapid fluctuations in fuel prices and interest rates, to the extent not offset by increases in freight rates or fuel surcharges. The Company's results of operations also are affected by global and national economic cycles and in customers' business cycles. In addition, the Company's results of operations are affected by seasonal factors such as post-holiday reductions in shipments and increased operating costs and higher fuel consumption in colder weather due to increased idle time.

COMPETITION

     The trucking industry is extremely competitive and fragmented. The Company competes with many other LTL carriers of varying sizes and, to a lesser extent, with truckload carriers. Regional LTL carriers, including the Company's trucking subsidiaries, principally compete against other regional LTL carriers. To a lesser extent, they compete against interregional and long-haul LTL carriers, and overnight package companies. Significant barriers to entry into the regional LTL market exist as a result of the substantial capital requirements for terminals and revenue equipment and the need for a large, well-coordinated and skilled work force. In response to recent industry over-capacity, many LTL carriers have adopted discounting programs for shipping customers. Additionally, when new LTL competitors enter a geographic region, they often offer discounted prices to lure customers away from the Company's trucking subsidiaries. Such attempts to gain market share through rate reduction programs exert downward pressure on the industry's price structure and profit margins and have caused many LTL carriers to cease operations.

ACQUISITIONS

     The growth of the Company has been, and may continue to be, dependent in part upon the acquisition of small-to-medium sized trucking and logistics companies throughout the United States. To date, the Company has been successful in identifying companies to acquire and in integrating such companies' operations into the Company's operations. The Company may face competition from transportation companies or other third parties for acquisition opportunities that become available. There can be no assurance that the Company will identify further acquisition candidates that will result in successful combinations in the future. Any future acquisitions by the Company may result in the incurrence of additional debt and amortization of expenses related to goodwill and other intangible assets, which could adversely affect the Company's profitability, or could involve the potentially dilutive issuance of additional equity securities. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the acquired company's operations, particularly in the period immediately following the consummation of such transactions, the diversion of the attention of the Company's management from other business concerns, the risk of entering into markets in which the Company has had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a material adverse effect on the Company's business and operating results. Although the Company does not have any commitments with respect to any acquisitions as of the date of this Prospectus, the Company continually evaluates acquisition opportunities as part of its growth strategy.

REGULATION

     The Company is regulated by the United States Department of Transportation and by various state agencies. These regulatory authorities exercise broad powers, generally governing activities such as authorization to engage in motor carrier operations, operations, safety, financial reporting, and certain mergers, consolidations and acquisitions. In addition, the Company's operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of stormwater and underground fuel storage tanks. If the Company suffers a spill or other accident involving hazardous substances or if the Company were found to be in violation of applicable laws or regulations, it could have a material adverse effect on the Company's business and operating results.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including all documents incorporated herein by reference contains forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. The words "believe," "expect," "anticipate," and "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, information regarding revenues, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of inflation and plans relating to services of the Company, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Prospectus, including those set forth in "Risk Factors," and in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 30, 1995, which is incorporated by reference herein, describe factors, among others, that could contribute to or cause such differences.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 2,700,000 shares of Common Stock offered by the Company are estimated to be approximately $_________ (approximately $___________ if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and estimated expenses of the offering. The Company intends to apply the net proceeds of this offering to reduce its outstanding indebtedness under its existing revolving credit facility. This credit facility, which had an outstanding principal balance of $89.0 million at September 28, 1996, bears a rate of interest based on LIBOR and expires on September 30, 1999. The weighted average rate of interest on the outstanding balance at September 28, 1996 was 5.77%. The Company may in the future use amounts available under the credit facility for general corporate and working capital purposes, including investments in capital equipment and to fund acquisitions. Pending the use of proceeds as described above, the net proceeds will be invested in short-term interest bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the trading symbol "USFC." The following table sets forth the quarterly high and low sales prices of the Company's Common Stock as reported by the Nasdaq National Market. The last sale price of the Common Stock on January 10, 1997 was $27.250 per share.


                                                          HIGH     LOW
                                                         -------  -------
1995
----
First Quarter .......................................    $28.688  $20.500
Second Quarter ......................................    $25.000  $18.125
Third Quarter .......................................    $24.375  $17.750
Fourth Quarter ......................................    $21.125  $16.250


                                                          HIGH     LOW
                                                         -------  -------
1996
----
First Quarter .......................................    $23.250  $18.250
Second Quarter ......................................    $24.250  $19.375
Third Quarter .......................................    $22.500  $16.750
Fourth Quarter ......................................    $28.250  $19.500


     As of November 11, 1996, there were 22,545,210 shares of Common Stock outstanding, which were held by approximately ____ stockholders of record.

                                DIVIDEND POLICY

     Since July 2, 1992, the Company has paid a quarterly dividend of $0.093333 per share. Although it is the present intention of the Company to continue paying quarterly dividends, the timing, amount and form of future dividends will be determined by the board of directors and will depend, among other things, on the Company's results of operations, financial condition, cash requirements, certain legal requirements and other factors deemed relevant by the board of directors.


                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth the selected consolidated financial data for the Company. The selected "Statement of Operations Data" and "Balance Sheet Data" presented below for, and as of the end of, each of the years in the five-year period ended December 30, 1995 are derived from consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected "Statement of Operations Data" and "Balance Sheet Data" presented below for, and as of, the nine months ended September 30, 1995 and September 28, 1996 are derived from the unaudited interim consolidated condensed financial statements of the Company which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. The results of operations for the nine months ended September 28, 1996 are not necessarily indicative of the results to be expected for the year ended December 30, 1996. This information should be read in conjunction with the consolidated financial statements and the notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K for the year ended December 30, 1995 and in the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1996, both of which are incorporated by reference herein.

                                        ----------------------------------------------------------- ------------------------
                                                             AS OF AND FOR                               AS OF AND FOR
                                                            FISCAL YEAR ENDED                          NINE MONTHS ENDED
                                                                                                          (UNAUDITED)
                                        ----------------------------------------------------------- ------------------------
                                                 (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                        52 WEEKS   53 WEEKS    52 WEEKS    52 WEEKS     52 WEEKS
                                        DEC. 28     JAN. 2     JAN. 1      DEC. 31      DEC. 30      SEPT. 30     SEPT. 28
                                          1991       1993       1994         1994         1995         1995        1996
                                        --------  ----------  ----------   ---------   ----------   ----------    ---------
STATEMENT OF OPERATIONS DATA:
Operating Revenue                       $649,775    $774,678   $898,920   $1,016,464  $1,144,458    $856,080     $988,997
Operating expenses:
   Salaries, wages and benefits          419,062     497,375    568,891      633,197     733,441     546,207      630,513
   Purchased transportation               18,194      26,829     31,526       42,427      43,763      33,163       35,863
   Operating expenses and supplies        83,621      97,729    109,525      125,936     144,702     107,655      133,592
   Operating taxes and licenses           25,024      29,808     35,682       42,101      48,585      36,234       41,932
   Insurance claims                       11,745      13,369     16,039       18,012      17,556      13,749       17,010
   Communication and utilities             9,387      10,024     10,489       12,247      13,337       9,937       11,475
   Depreciation and equipment leases      34,036      37,623     44,209       47,519      50,866      37,332       48,099
   Building and office equipment
     rents                                 9,021      10,690     11,361       13,485      13,283       9,962       11,554
   Amortization of intangible assets       6,487       5,391      3,038        3,020       2,583       2,001        1,821
   Other operating expenses                5,833       6,339      6,938        8,854       8,799       6,615        6,967
                                        --------  ----------  ---------  ------------  ----------  ----------  -----------
Total operating expenses                 622,410     735,177    837,698      946,798   1,076,915     802,855      938,826
                                        --------  ----------  ---------  ------------  ----------  ----------  -----------
Income from operations                    27,365      39,501     61,222       69,666      67,543      53,225       50,171
                                        --------  ----------  ---------  ------------  ----------  ----------  -----------
Non-operating income (expense):
   Interest expense                       (2,546)     (2,024)    (7,621)      (9,081)     (8,884)     (6,491)      (9,072)
   Interest income                         2,515         392        230          664         707         543          488


                                                 --------------------------------------------------------   --------------------

                                                                        AS OF AND FOR                           AS OF AND FOR
                                                                      FISCAL YEAR ENDED                       NINE MONTHS ENDED
                                                                                                                 (UNAUDITED)
                                                 ---------------------------------------------------------  --------------------
                                                                      (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                                 52 WEEKS   53 WEEKS    52 WEEKS     52 WEEKS     52 WEEKS
                                                 DEC. 28     JAN. 2     JAN. 1       DEC. 31       DEC. 30   SEPT. 30   SEPT. 28
                                                   1991       1993       1994          1994        1995       1995        1996
                                                 --------  ----------  ----------    --------    ---------  ---------   --------

    Other, net                                       (210)     (1,067)    (1,683)      (2,011)       (878)      (537)      (516)
                                                  -------   ---------    -------     --------     -------    -------    -------
Total non-operating expenses                         (241)     (2,699)    (9,074)     (10,428)     (9,055)    (6,485)    (9,100)
                                                  -------   ---------    -------     --------     -------    -------    -------
Net income from continuing
    operations before income taxes                 27,124      36,802     52,148       59,238      58,488     46,740     41,071
Income tax expense                                (12,310)    (15,998)   (23,603)     (25,882)     25,150)   (20,098)   (17,561)
                                                  -------   ---------    -------     --------     -------    -------    -------
Net income from continuing
    operations                                     14,814      20,804     28,545       33,356      33,338     26,642     23,510
Discontinued operations, net                           58         288     (1,197)          --          --         --         --
Extraordinary item, net                                --          --         --       (1,291)         --         --         --
Cumulative effect of accounting change
    for income taxes                                   --     (14,190)        --           --          --         --         --
                                                  -------   ---------    -------     --------     -------    -------    -------
Net income                                        $14,872      $6,902    $27,348      $32,065     $33,338    $26,642    $23,510
                                                  =======   =========    =======     ========     =======    =======    =======
Net income per share from
    continuing operations                           $0.59       $0.78      $1.25        $1.51       $1.51      $1.20      $1.05
Net income per share                                $0.59       $0.26      $1.20        $1.45       $1.51      $1.20      $1.05
Average shares outstanding                         25,200      26,882     22,853       22,142      22,123     22,144     22,312
BALANCE SHEET DATA:
Working capital                                   $23,442     $23,680    $25,140      $26,168     $30,127    $30,215    $57,394
Total assets                                      388,447     406,837    460,780      501,002     578,194    569,604    698,359
Long-term obligations, less current
    portion                                        12,691      47,024    124,085      105,667     137,333    126,417    189,111
Stockholders' equity                              205,780     229,779    180,509      208,094     233,152    227,935    262,362

                                   MANAGEMENT

     The following table sets forth information with respect to the directors and executive officers of the Company:


        NAME            AGE                  POSITION
----------------------  ---  ----------------------------------

Morley Koffman          66   Chairman of the Board of Directors

John Campbell Carruth   66   Chief Executive Officer,
                             President and Director

William N. Weaver, Jr.  62   Director

Robert P. Neuschel      78   Director

Neil A. Springer        58   Director

Robert V. Delaney       61   Director

John W. Puth            68   Director

Christopher L. Ellis    52   Senior Vice President, Finance
                             and Chief Financial Officer

MORLEY KOFFMAN, has been a director of the Company since December 1991. He was elected Chairman of the Board in January of 1992. Mr. Koffman was a member of the law firm of Freeman & Company of Vancouver, British Columbia until March 31, 1993. Effective April 1, 1993, he became a member of Koffman Birnie & Kalef. Mr. Koffman is a director of Ainsworth Lumber Co. Ltd. and Westar Group Ltd.

JOHN CAMPBELL CARRUTH, was appointed as the Company's Chief Executive Officer and President in June 1991 and has been a director of the Company since December 1991. Mr. Carruth was Chief Executive Officer and President of TNT Transport Group Inc., a subsidiary of TNT Limited, the Company's former parent corporation, from 1985 to 1992.

WILLIAM N. WEAVER, JR., has been a director of the Company and the Company's Assistant Secretary since March 1992. Mr. Weaver is a member of the law firm of Sachnoff & Weaver, Ltd., an Illinois professional corporation, which is outside counsel to the Company. Mr. Weaver has practiced law in the State of Illinois since 1964 and serves as a director of System Software Associates, Inc. as well as several privately-held corporations. He holds an A.B. degree from Oberlin College and a J.D. from John Marshall Law School.

ROBERT P. NEUSCHEL, has been a director of the Company since December 1991. Since 1978, Professor Neuschel has been Professor of Management at the J. L. Kellogg Graduate School of Management, where he is currently Professor of Corporate Governance and Associate Dean for Advisory Board Relations. From 1978 to December 1991, he was Managing Director of the Transportation Center at Northwestern University.

NEIL A. SPRINGER, has been a director of the Company since December 1991. He has been Managing Director of Springer Souder & Associates since June 1994. He was Senior Vice President of Slayton International Inc. From September 1992 to May 1994. He was President-Central Region of Alexander Proudfoot Company from August 1991 to August 1992. Mr. Springer is a director of Idex Corporation and Dorsey Trailers, Inc.

ROBERT V. DELANEY, has been a director of the Company since December 1991. Mr. Delaney has been an Executive Vice President of Cass Information Systems since January 1990.

JOHN W. PUTH, has been a director of the Company since January 1992. Mr. Puth has been President of J. W. Puth Associates since December 1987, Chairman of American Lantern since December 1987, and Chairman of the Executive Committee of Sullivan Graphics since June 1992. Mr. Puth is a director of A.M. Castle & Co., Allied Products Co., Brockway Standard Holdings Corporation, L. B. Foster Inc., Lindberg Corporation, System Software Associates, Inc. and several private manufacturing companies.

CHRISTOPHER L. ELLIS, has been Senior Vice President, Finance and Chief Financial Officer of the Company since June 1991. Previously, he served as Vice President, Finance for the predecessor corporation of the Company.


                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among the Company and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below:


                                                                NUMBER OF
UNDERWRITERS                                                     SHARES
------------                                                    ---------
     Merrill Lynch, Pierce, Fenner & Smith.
                 Incorporated.............................
     Schroder Wertheim & Co. Incorporated.................
                                                                ---------
                 Total....................................      2,700,000
                                                                =========

     In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $         per
share.  The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $         per share to certain other dealers.  After
commencement of the offering, the price to the public and concessions to dealers may be changed.

     The Company has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 405,000 additional shares of Common Stock to cover over-allotments, if any, at the price to the public less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares that the number of shares of Common Stock to be purchased by such Underwriter in the above table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has agreed with the Underwriters that they will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 90 days from the date of this Prospectus, without the prior written consent of Merrill Lynch & Co., except for grants of options and issuance and sales of Common Stock issued pursuant to any existing stock option or other benefit or incentive plans maintained for its officers, directors or employees or the issuance of Common Stock in connection with acquisitions.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sales of the Common Stock offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security and if all independent bids are lowered below the passive market maker's bid then such bid must be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock and certain other legal matters in connection with the offering will be passed upon for the Company by Sachnoff & Weaver, Ltd., Chicago, Illinois. Mr. William N. Weaver, Jr., a shareholder of Sachnoff & Weaver, Ltd. serves as a director of the Company. Certain legal matters relating to this offering will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of USFreightways Corporation as of December 30, 1995 and December 31, 1994 and for each of the years in the three-year period ended December 30, 1995 have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, also incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing.

                               BACK INSIDE COVER





                        [Pictures of Company Facilities]

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has been no change in the affairs of the Company since the date as of which information is given in this Prospectus. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                            ______________________

                              TABLE OF CONTENTS
                                                                 PAGE
Available Information.....................................
Information Incorporated
  by Reference............................................
Prospectus Summary........................................
The Company...............................................
Summary of Consolidated Financial
  and Operating Information...............................
Risk Factors..............................................
Use of Proceeds...........................................
Price Range of Common Stock...............................
Dividend Policy...........................................
Selected Consolidated Financial Data......................
Management................................................
Underwriting..............................................
Legal Matters.............................................
Experts...................................................



                               2,700,000 SHARES


                          USFREIGHTWAYS CORPORATION


                                 COMMON STOCK
                               ($.01 PAR VALUE)


                            ______________________

                             P R O S P E C T U S
                            ______________________


                             MERRILL LYNCH & CO.
                           SCHRODER  WERTHEIM & CO.


                            ______________________


                             _____________,  1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses (other than underwriting discounts and commissions) payable by the Company in connection with the sale of the Common Stock being registered hereby. All of the amounts shown are estimated, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market supplemental listing fee.


      SEC registration fee ................................  $28,074.00
      NASD filing fee .....................................    8,922.00
      (+)Nasdaq National Market supplemental listing fee ..       --
      (+)Printing expenses ................................       --
      (+)Legal fees and expenses ..........................       --
      (+)Accounting fees and expenses .....................       --
      (+)Blue Sky fees and expenses .......................       --
      (+)Miscellaneous expenses ...........................       --
              Total .......................................  $
                                                             ==========

---------------
(+)   To be filed by Amendment.

ITEM 15.       INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the General Corporation Law of the State of Delaware permits indemnification of directors, officers, employees and agents of corporations under certain conditions and subject to certain limitations.
Section 13.1 of Article Thirteen of the Company's By-Laws provides for indemnification of any director, officer, employee or agent of the Company, or any person serving in the same capacity in any other enterprise at the request of the Company, under certain circumstances. Article Six of the Company's Amended and Restated Certificate of Incorporation eliminates the liability of directors of the Company under certain circumstances for breaches of fiduciary duty to the Company and its shareholders.

     Directors and officers of the Company are insured, at the expense of the Registrant, against certain liabilities which might arise out of their employment and which might not be subject to indemnification under the By-Laws.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following documents are filed herewith or incorporated herein by reference.

     EXHIBIT
     NUMBER       DESCRIPTION OF EXHIBITS
     ------       -----------------------

      1.1         Form of Underwriting Agreement
      4.2         Form of Indenture dated as of May 1, 1993 between
                  USFreightways Corporation (formerly known as TNT Freightways
                  Corporation) and Harris Trust and Savings Bank, as Trustee
                  (incorporated by reference from USFreightways Corporation's
                  Registration Statement on Form S-1, filed on April 16, 1993,
                  Registration No. 33-61134.
   (+)5           Opinion of Sachnoff & Weaver, Ltd.
      23.1        Consent of KPMG Peat Marwick LLP
      23.2        Consent of Sachnoff & Weaver, Ltd. (included in Exhibit 5)
      24          Powers of Attorney (included on signature page)

---------------

(+)   To be filed by Amendment.

ITEM 17    UNDERTAKINGS

      The Company hereby undertakes:

      (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      In addition, the Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, USFreightways Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosemont, State of Illinois, on January 10, 1997.


                                     USFREIGHTWAYS CORPORATION


                                     By:  /s/ John Campbell Carruth
                                          ----------------------------------
                                              John Campbell Carruth,
                                              Chief Executive Officer, President
                                              and Director


                               POWER OF ATTORNEY

      Each person whose signature appears below hereby authorizes and appoints, John Campbell Carruth and Christopher L. Ellis, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, and to execute in the name on behalf of each person, individually and in each capacity stated below, and to sign and file any and all amendments to this Registration Statement with the Securities and Exchange Commission.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:


Signature                   Title                           Date
--------------------------  ------------------------------  ----------------

/s/ Morley Koffman          Chairman of the Board           January 10, 1997
--------------------------  of Directors
Morley Koffman

/s/ John Campbell Carruth   Chief Executive Officer,        January 10, 1997
--------------------------  President and Director
John Campbell Carruth       (Principal Executive Officer)


/s/ William N. Weaver, Jr.  Director                        January 10, 1997
--------------------------
William N. Weaver, Jr.

/s/ Robert P. Neuschel      Director                        January 10, 1997
--------------------------
Robert P. Neuschel

/s/ Neil A. Springer        Director                        January 10, 1997
--------------------------
Neil A. Springer

/s/ Robert V. Delaney       Director                        January 10, 1997
--------------------------
Robert V. Delaney

/s/ John W. Puth            Director                        January 10, 1997
--------------------------
John W. Puth

/s/ Christopher L. Ellis    Senior Vice President,          January 10, 1997
--------------------------  Finance and Chief
Christopher L. Ellis        Financial Officer
                            (Principal Financial Officer)

/s/ Robert S. Owen          Controller                      January 10, 1997
--------------------------  (Principal Accounting Officer)
Robert S. Owen

                                 EXHIBIT INDEX

     The following documents are filed herewith or incorporated herein by reference.


EXHIBIT
NUMBER      DESCRIPTION OF EXHIBITS
-------     ------------------------------

   1.1      Form of Underwriting Agreement
   4.2      Form of Indenture dated as of May 1, 1993 between
            USFreightways Corporation (formerly known as TNT Freightways
            Corporation) and Harris Trust and Savings Bank, as Trustee
            (incorporated by reference from USFreightways Corporation's
            Registration Statement on Form S-1, filed on April 16, 1993,
            Registration No. 33-61134.
(+)5        Opinion of Sachnoff & Weaver, Ltd.
   23.1     Consent of KPMG Peat Marwick LLP
   23.2     Consent of Sachnoff & Weaver, Ltd. (included in Exhibit 5)
   24       Powers of Attorney (included on signature page)




---------------

(+) To be filed by Amendment.